P.O. Box 2600
Valley Forge, PA 19482-2600

610-669-8439
christyn_l_rossman@vanguard.com

March 21, 2016

Asen Parachkevov, Esq.
U.S. Securities and Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard Charlotte Funds; File No. 333-177613
Post-Effective Amendment No. 8 – Vanguard Total International Bond Index Fund
(Institutional Select share class)

Vanguard Bond Index Funds; File No. 33-06001

Post-Effective Amendment No. 71 – Vanguard Total Bond Market Index Fund (Institutional Select share class)

Vanguard Index Funds; File No. 2-56846

Post-Effective Amendment No. 144 – Vanguard Total Stock Market Index Fund; Vanguard Extended Market Index Fund; Vanguard 500 Index Fund (Institutional Select share class of each Fund)

Vanguard STAR Funds; File No. 2-88373

Post-Effective Amendment No. 83 – Vanguard Total International Stock Index Fund (Institutional Select share class)

Dear Mr. Parachkevov,

This letter responds to your comments provided on March 15, 2016, on the above-referenced post-effective amendments. The comments apply to the specifically named Funds and where applicable, conforming changes will be made to the other Funds.

Comment 1:	Vanguard Total International Bond Index Fund – Prospectus –Principal Investment
Strategies
Comment:	Please confirm if the Fund will invest in collateral debt obligations or collateral loan obligations in any material manner.

Response:	We confirm that the Fund’s target index does not presently include these security types in its methodology and therefore, these investments would not be part of the Fund’s principal investment strategy to track the index by sampling the index constituents.

Asen Parachkevov, Esq.
March 21, 2016

Comment 2:	Vanguard Total International Bond Index Fund – Prospectus –Principal Investment
Strategies
Comment:	In this section, there is discussion that the target index is capped to comply with investment company diversification standards of the Internal Revenue Code. Please consider revising the disclosure to state that the Fund is considered nondiversified within the meaning of the Investment Company Act of 1940.

Response:	We amended the Institutional Select share class disclosure to clarify that the index methodology is not designed to satisfy the diversification requirements of the Investment
Company Act of 1940. Conforming changes will be made in the next post-effective amendment filed for the other share classes of the Fund.

Comment 3:	Vanguard Total International Bond Index Fund – Prospectus –Principal Investment
Strategies
Comment:	The Fund’s principal investment strategy states that “The Fund will attempt to hedge its foreign currency exposure in order to correlate to the returns of the Index, which is U.S.
dollar hedged. Such hedging is intended to minimize the currency risk associated with investment in bonds denominated in currencies other than the U.S. dollar.” Please confirm what type of derivative investments will be used for hedging purposes, and consider adding disclosure to the strategy section.

Response:	In the “More on the Fund” section, under “Other Investment Policies and Risks” the following disclosure is included:

“The Fund will enter into foreign currency exchange forward contracts, which are a type of derivative, in order to hedge its foreign currency exposure. A foreign currency exchange forward contract is an agreement to buy or sell a currency at a specific price on a specific date, usually 30, 60, or 90 days in the future. These contracts will be used in an effort to offset any changes in the dollar value of foreign bonds attributable to changes in the value of the bonds’ local currencies relative to the U.S. dollar. Although such contracts can protect the Fund from unfavorable fluctuations in currency exchange rates, they also reduce or eliminate any chance for the Fund to benefit from favorable exchange rate fluctuations. Notably, foreign currency exchange forward contracts do not prevent the Fund’s securities from falling in value for reasons unrelated to currency exchange rates, such as interest rate increases, credit downgrades, etc.”

We have considered the comment and do not plan to modify the principal investment strategy disclosure in this filing. We believe that the “More on the Fund” section of the prospectus provides an appropriate level of detail for shareholders to understand the hedging strategy. However, we will again consider whether additional specificity is appropriate for all share classes of the Fund at the next annual update in order to ensure consistent disclosure is provided to all shareholders.

Asen Parachkevov, Esq.
March 21, 2016

Comment 4:	Vanguard Total International Bond Index Fund –Prospectus – More on the Fund
Comment:	In the “Market Exposure” section, it states that “Interest rate risk should be moderate for
	the Fund because it invests in a geographically diverse mix of short-, intermediate-, and
	long-term bonds.” Please confirm that this language is consistent with the Fund’s dollar-
	weighted average maturity stated in the “Principal Investment Strategies” section.

Response:	As of the Fund’s fiscal year end, the distribution by effective maturity of the Fund’s
	holdings (representative of that of the Fund’s index) were as follows:

	Distribution by Effective Maturity (% of portfolio)
	Under 1 Year	2.1%
	1 3 Years	19.7
	3 5 Years	21.2
	5 10 Years	30.6
	10 20 Years	15.7
	20 30 Years	8.4
	Over 30 Years	2.3

We have considered the comment and given the portion of the Fund’s portfolio invested in bonds with shorter terms than the dollar-weighted average maturity, we believe the risk disclosure is consistent with the Fund’s holdings.

Comment 5:	Vanguard Total Bond Market Index Fund – Prospectus – Principal Investment
Strategies
Comment:	Please confirm if the Fund will invest in collateral debt obligations, collateral loan obligations, or asset-backed securities in any material manner.

Response:	We confirm that the Fund’s target index does not presently include collateral debt obligations and collateral loan obligations in its methodology. While the Fund’s target index methodology does include a small exposure to asset-backed securities, these securities currently comprise less than 1% of the Fund’s holdings. Therefore, these investments are not considered part of the Fund’s principal investment strategy to track the index by sampling the index constituents.

Comment 6:	Vanguard Total Bond Market Index Fund – Prospectus – Principal Investment
Strategies
Comment:	Please include the Fund’s dollar-weighted average maturity as of the fiscal year end for consistency with similar disclosure in the “Principal Investment Strategies” section of
Vanguard Total International Bond Index Fund.

Response:	We will modify the disclosure as requested.

Comment 7:	Vanguard Total Bond Market Index Fund – Prospectus – Investing With Vanguard
Comment:	In this section, there is a discussion that the Fund reserves the right to charge a transaction fee of 0.25% on aggregate share purchases that equal or exceed $500 million

Asen Parachkevov, Esq.
March 21, 2016

over a 12-month period. Please confirm that this situation is generally not applicable to the average investor and also that an investor will receive advance notice before being charged the transaction fee. If so, please consider revising the disclosure to clarify that the transaction fee is voluntary (i.e., that the investor will receive advance communication about applicability if a large transaction was not cleared prior to placing the trade).

Response:	We have modified the disclosure as follows to clarify the discretionary nature of the purchase fee:

“The Fund reserves the right to charge a 0.25% transaction fee to investors whose aggregate share purchases into the Fund exceed $500 million. The Fund may impose this transaction fee if an investor’s aggregate purchases into the Fund over a 12-month period exceed, or are expected to exceed, the indicated amount upon notice to the client in conjunction with a purchase that triggers application of the fee. The fee will be assessed only if the client elects to proceed with the purchase. Generally, this fee will not apply to transactions coordinated in advance between a client and Vanguard.”

Comment 8:	Vanguard Total Stock Market Index Fund – Prospectus – Principal Investment
Strategies
Comment:	Please confirm if derivative investments will be used as a principal investment strategy.

Response:	We confirm that derivative investments are not part of the Fund’s principal investment strategy.

Comment 9:	Vanguard Total International Stock Index Fund – Prospectus –Principal
Investment Strategies
Comment:	Please confirm if derivative investments will be used as a principal investment strategy.

Response:	We confirm that derivative investments are not part of the Fund’s principal investment strategy.

Comment 10:	All Funds – Prospectus – Average Annual Total Returns Table
Comment:	Pursuant to Item 4 of Form N-1A, please consider including information about the spliced index in the narrative explanation accompanying the bar chart and table for each
Fund.

Response:	In response to staff comments received in August 2010, the definition of the spliced index was removed from the Item 4 disclosure. In response to your comments, we will restore these descriptions for the Institutional Select share class prospectuses as responsive to Item 4, Instruction 2(b) in the subsequent post-effective amendment. We will look to make conforming changes in subsequent post-effective amendments.

Asen Parachkevov, Esq.
March 21, 2016

Comment 11:	All Funds –Prospectus – Purchase and Sale of Fund Shares
Comment:	Please confirm that the Institutional Select share class investment minimums may only differ for a Vanguard collective investment trust with a similar mandate and, if there are other exceptions to the minimums, please update the prospectus disclosure accordingly.

Response:	We confirm that the Institutional Select share class investment minimums may only differ for a Vanguard collective investment trust with a similar mandate. We believe the eligibility requirements are appropriately disclosed in the “Investing With Vanguard”
section of the prospectus.

Tandy Requirements

As required by the SEC, the Funds acknowledge that:

·	Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
·	Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
·	A Fund may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-8439 with any questions or comments regarding the above response.

Thank you.

Sincerely,

Christyn L. Rossman
Associate Counsel
The Vanguard Group, Inc.